UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIAMANTE MINERALS, INC.
(Name of Issuer)

Share of Common Stock, $0.001 Par Value
(Title of Class of Securities)

25253J109
(CUSIP Number)

copy to: McMillan LLP 1500-1055 West Georgia Street Vancouver, British Columbia, Canada V6E 4N7 Tel: 604.689.9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25253J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kel-Ex Development Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kel-Ex Development Ltd., a privately held British Columbia corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700,000 shares of common stock
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 2,700,000 shares of common stock
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 52,033,332 shares of common stock issued and outstanding as of the date of this report.

SCHEDULE 13D
CUSIP No. 25253J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Fipke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700,000 shares of common stock
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 2,700,000 shares of common stock
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)These shares of common stock are registered in the name of Kel-Ex Development Ltd., a private corporation beneficially owned by Charles Fipke.

(2)Based on 52,033,332 shares of common stock issued and outstanding as of the date of this report.

This Schedule 13D is being filed jointly on behalf of Kel-Ex Development Ltd. ("Kel-Ex") and Charles Fipke relating to the shares of common stock, par value $0.001 per share, of Diamante Minerals, Inc., a corporation existing under the laws of the State of Nevada, U.S.A. (the "Issuer").

Item 1. Security and Issuer

This statement relates to the share of common stock of the Issuer. The principal executive offices of the Issuer are located at 203-1634 Harvey Avenue, Kelowna, British Columbia, Canada.

Item 2. Identity and Background

  Name: Kel-Ex Development Ltd. and Charles Fipke (together, the "Reporting Persons").

  The business address of the Reporting Persons is 203-1634 Harvey Avenue, Kelowna, British Columbia, Canada.

  During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Kel-Ex Development Ltd. is a corporation incorporated pursuant to the laws of British Columbia, Canada. Charles Fipke is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations

On November 20, 2014, the Issuer entered into a formal joint venture agreement with Mineracao Batovi which contemplates the establishment of a new joint venture company to be formed in Brazil ("Newco") to develop, finance and operate the Batovi Diamond Project, pursuant to which, the Issuer agreed to issue 2,700,000 fully-paid and non-assessable common shares to Kel-Ex in connection with Kel-Ex's anticipated appointment as the operator of the Batovi Diamond Project.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities referred to in Item 3 above as part of the Reporting Persons' overall investment strategy.

The Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of the Issuer;

  any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is 2,700,000 shares of common stock, or 5.18% of the Issuer, based on 52,033,332 shares of common stock outstanding as of the date of this report.

All of the 2,700,000 Shares are registered in the name of Kel-Ex. Charles Fipke has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,700,000 Shares of common stock of the Issuer.

The Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Charles Fipke, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,700,000 Shares of common stock of the Issuer held by Kel-Ex.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description
10.1	Joint Filing Agreement between Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2015	KEL-EX DEVELOPMENT LTD. /s/ Charles Fipke
Charles Fipke, President, Secretary, Treasury and director
Dated: January 30, 2015	/s/ Charles Fipke CHARLES FIPKE

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 10.1

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(the "Exchange Act")

DIAMANTE MINERALS, INC.
(Name of Issuer)

Share of Common Stock, $0.001 Par Value
(Title of Class of Securities)

25253J109
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D, dated January 30, 2015, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.
Dated: January 30, 2015	KEL-EX DEVELOPMENT LTD. /s/ Charles Fipke
Charles Fipke, President, Secretary, Treasury and director
Dated: January 30, 2015	/s/ Charles Fipke CHARLES FIPKE